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18000826

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SEC Mail Processing Section

FEB 23 2018

Washington DC 415

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER

8-69459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDX Markets, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Madison Avenue, 5th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keigo Yamguchi 917-370-5767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown,PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Keigo Yamguchi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDX Markets, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIYA NIKOLAYENKO
NOTARY PUBLIC
STATE OF NEW YORK
NO. 01NI6347758
QUALIFIED IN KINGS COUNTY
COMM. EXP. 09-12-2020

Mariya Nikolayenko
Notary Public

Signature

President/CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDX Markets, LLC
(a wholly owned subsidiary of IDX II, LLC)

Index
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of IDX Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IDX Markets, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

February 3, 2018

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

IDX Markets, LLC
(a wholly owned subsidiary of IDX II, LLC)

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	180,654
Prepaid expenses and other assets		3,228
Total Assets	$	183,882
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	20,000
Note Payable to Parent		38,920
Total Liabilities	$	58,920
Member's equity	$	124,962
Total liabilities and member's equity	$	183,882

The accompanying notes are an integral part of these financial statements

1. Nature of Operations

IDX Markets, LLC (the "Company"), a wholly owned subsidiary of IDX II, LLC (the "Parent") is a limited liability company and was formed under the laws of the State of Delaware on January 10, 2014. On June 4, 2015, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was formed for the purpose of providing broker dealer services including making markets in over-the-counter corporate securities, selling corporate debt securities, research and operating an alternative trading system ("ATS") and has not yet commenced revenue producing activities.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations

All of the Company's cash is on deposit with a single financial institution.

Income taxes

The Company is a single member limited liability company and has elected to be taxed as a corporation for federal income tax reporting purposes. The Parent is also a single member entity that has elected to be taxed as a corporation.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company has a deferred tax asset of $97,481 relating to federal, state and local net operating loss carryforwards. Management has determined that a full valuation allowance for the entire deferred tax asset is appropriate.

Accounting Developments

Pending adoption

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASUs require an entity to recognize revenue as goods

2. Summary of Significant Accounting Policies (continued)

or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The ASU 2014-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is assessing the impact of the new ASUs on its Statement of Financial Condition.

3. Transactions with related parties

The Parent paid certain expenses on behalf of the Company and formalized the amounts in the form of a non-interest bearing note. The note matures on May 1, 2020.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $121,734 which exceeded the required net capital by $116,734. The ratio of aggregate indebtedness to net capital, at December 31, 2017 was .48:1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. In accordance with the FINRA membership agreement, the Company, is designated to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. IDX has not yet commenced revenue producing activities and accordingly does not handle cash or securities on behalf of customers.

5. Commitments

The Company leases office space, including furniture and fixtures, on a month to month basis. The agreement can be terminated with 30 day notification.

The Company also has a security deposit of $1,125 which is included in other assets in the accompanying Statement of Financial Condition. Rent expense for the year ended December 31, 2017 was $9,000.

6. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were available to be issued.